Exhibit 2(a)




December 28, l994


Board of Directors
Fleet Mortgage Group, Inc.
c/o Gerard L. Baker
Chairman
l333 Main Street
Columbia, S.C.  2920l

Dear Jerry:

On behalf of Fleet Financial Group, Inc., I am pleased to make a cash merger proposal to acquire all of the outstanding shares of Fleet Mortgage Group, Inc. not owned by Fleet Financial at a price of $20 per share in cash.

We believe that this proposal is fair from a financial point of view and provides a substantial premium to current market prices to holders of Fleet Mortgage shares. The current depressed state of the mortgage banking market is likely to continue for the foreseeable future and Fleet Financial is making this proposal to enable Fleet Mortgage shareholders to receive a premium per share price which they are not presently able to recognize in the market.

We are in a position to proceed and urge that Fleet Mortgage act responsibly in considering our proposal. Our proposal follows several months of informal conversations with the independent directors of Fleet Mortgage and reflects an increase over the per share price range initially discussed with them.

We would like to make it clear that Fleet Financial's interest in Fleet Mortgage is not for sale and thus there is no realistic likelihood of a sale of Fleet Mortgage to a third party.

We welcome the opportunity to meet with you and further outline our proposal at a directors' meeting to be scheduled for the week of January 9th.

                                  Sincerely,

                                  /s/ H. Jay Sarles

                                  H. Jay Sarles